Points Named As One of Canada’s Top Small & Medium Employers
For a Fourth Consecutive Year

Canada’s Top 100 Employers again recognizes Toronto-based Points for its innovation and workplace policies

TORONTO, April 12, 2019 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that has again been recognized as one of Canada’s Top Small and Medium Employers by Canada’s Top 100 Employers at Mediacorp Canada Inc. This marks the fourth consecutive year that Points has received the honour and follows its recent recognition as one of the Best Workplaces™ Women for 2019.

Now in its 6th year, Canada's Top Small & Medium Employers is an editorial competition that recognizes the small and medium enterprises (SMEs) that offer the nation's best workplaces and forward-thinking human resources policies. Employers are evaluated by the editors at Canada's Top 100 Employers using the same criteria as the Top 100 competition: Physical Workplace; Work Atmosphere & Social; Health, Financial & Family Benefits; Vacation & Time Off; Employee Communications; Performance Management; Training & Skills Development; and Community Involvement. Employers are compared to other organizations in their industry to determine which offers the most progressive and forward-thinking programs.

"At Points, we believe that building a great culture is as important as building a successful business. We are thrilled to have been included on this list once again which validates our efforts,” said Inez Murdoch, Chief People Officer at Points. "We are truly proud of what we offer our employees and will continue to go above and beyond."

Since its inception in 2000, Points has grown from a technology start-up to a global industry leader developing best-in-class loyalty technology and partnering with over 60 of the world’s largest loyalty brands. Points actively seeks to promote an innovative and engaging work atmosphere, giving employees the freedom to think big with the resources to make things happen.

“The SME competition is very much the laboratory of the Canada’s Top 100 Employers project,” adds Anthony Meehan, Publisher at Mediacorp. “It’s the place where we often see new kinds of HR initiatives and workplace policies being tested – before they are adopted at larger employers. Many of this year’s winners offer the kind of benefits once found only at big companies, but they have the flexibility to go beyond these and offer unique HR initiatives for their employees.”

To view the complete list of 2019 finalists, visit Canada’s Top 100 website,
http://www.canadastop100.com/sme.

To learn more about Points, visit company.points.com

About Points International
Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco, London and Dubai.

For more information, visit company.points.com.

About Mediacorp Canada Inc.
Founded in 1992, Mediacorp Canada Inc. is the nation’s largest publisher of employment periodicals. Since 1999, the Toronto-based publisher has managed the Canada’s Top 100 Employers project, which includes 18 other regional and special-interest editorial competitions that reach over 13 million Canadians annually through a variety of magazine and newspaper partners. Mediacorp also operates Eluta.ca, the largest Canadian job search engine, which includes editorial reviews from the Canada’s Top 100 Employers project and is now used by 7 million users in Canada each year. Together with Willis Towers Watson, Mediacorp also hosts the Top Employer Summit, Canada’s largest conference for senior-level HR professionals. 3 More stories from the winners of this year’s Canada’s Top Small & Medium Employers competition can be found in the special magazine published this morning in The Globe and Mail. The winning employers will be honoured at a special luncheon in Toronto today. The full list of this year’s winners is attached; the editors’ detailed reasons for selecting each of the winners were released this morning and are accessible via the competition homepage.

CONTACT:
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
+1 647.539.1310

Kristina Leung
Senior Editor
416-964-6069 x1464

Related Links: https://www.canadastop100.com/sme/